SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

POZEN Inc.

(Name of Issuer)

Common Stock, $.001 Par Value

(Title of Class of Securities)

73941U102 (CUSIP Number)

December 31, 2006

Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

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CUSIP No. 73941U102		Page 1 of 5 Pages

1	NAME OF REPORTING PERSON/ I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only)

JOHN R. PLACHETKA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

Number of Shares Beneficially Owned by Each Reporting Person With	5 SOLE VOTING POWER

2,940,403
6 SHARED VOTING POWER

1,439,265
7 SOLE DISPOSITIVE POWER

2,940,403
8 SHARED DISPOSITIVE POWER

1,439,265

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,379,668
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

14.5%
12	TYPE OF REPORTING PERSON

IN

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CUSIP No. 73941U102		Page 2 of 5 Pages

1	NAME OF REPORTING PERSON/ I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only)

CLARE A. PLACHETKA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

Number of Shares Beneficially Owned by Each Reporting Person With	5 SOLE VOTING POWER

0
6 SHARED VOTING POWER

1,439,265
7 SOLE DISPOSITIVE POWER

0
8 SHARED DISPOSITIVE POWER

1,439,265

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,439,265
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.9%
12	TYPE OF REPORTING PERSON

IN

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CUSIP No. 73941U102		Page 3 of 5 Pages

Item 1	(a).	Name of Issuer

POZEN Inc.

Item 1	(b).	Address of Issuer’s Principal Executive Offices

1414 Raleigh Road, Suite 400 Chapel Hill, North Carolina 27517

Item 2	(a).	Name of Person Filing

The persons filing this Schedule 13G are:

(1) JOHN R. PLACHETKA (2) CLARE A. PLACHETKA

Item 2	(b).	Address of Principal Business Office

(1) JOHN R. PLACHETKA c/o POZEN Inc. 1414 Raleigh Road, Suite 400 Chapel Hill, North Carolina 27517 (2) CLARE A. PLACHETKA 321 Silver Creek Trail Chapel Hill, North Carolina 27514

Item 2	(c).	Citizenship

John R. Plachetka and Clare A. Plachetka are citizens of the United States.

Item 2	(d).	Title of Class of Securities

Common Stock, par value $.001 per share.

Item 2	(e).	CUSIP Number

73941U102

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

N/A

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CUSIP No. 73941U102		Page 4 of 5 Pages

Item 4.	Ownership.

(a) Amount beneficially owned:

As of December 31, 2006, John R. Plachetka and Clare A. Plachetka shared beneficial ownership of 1,439,265 shares of the Company’s Common Stock. John R. Plachetka and Clare A. Plachetka are co-managers of Silver Hill Investments, LLC. Silver Hill Investments, LLC directly owned 1,157,808 shares of Common Stock. Silver Hill Investments, LLC is 50% owned by the Family Trust under the John R. Plachetka Irrevocable Trust, Wachovia Bank N.A. and Clare A. Plachetka, trustees, which directly owned 22,631 shares of Common Stock; 40% owned by the Revocable Declaration of Trust u/a dated 1-31-2000, John R. Plachetka, trustee, which directly owned 2,161,018 shares of Common Stock; and 10% owned by the Revocable Declaration of Trust u/a dated 1-31-2000, Clare A. Plachetka, trustee, which directly owned 258,826 shares of Common Stock. John R. Plachetka and Clare A. Plachetka are husband and wife.

As of December 31, 2006, John R. Plachetka also had sole beneficial ownership of 2,940,403 shares of the Company’s Common Stock, including the 2,161,018 shares of Common Stock owned by the Revocable Declaration of Trust u/a dated 1-31-2000, John R. Plachetka, trustee.

(b) Percent of Class:

John R. Plachetka and Clare A. Plachetka share beneficial ownership of 4.9% of the Company’s Common Stock.

John R. Plachetka also had sole beneficial ownership of an additional 9.7% of the Company’s Common Stock (including the 2,161,018 shares of Common Stock owned by the Revocable Declaration of Trust u/a dated 1-31-2000, John R. Plachetka, trustee).

(c) Number of shares as to which such persons have:

John R. Plachetka and Clare A. Plachetka have:

(ii) Shared power to vote or to direct the vote of:

1,439,265 shares of Common Stock

(iii) Shared power to dispose or to direct the disposition of:

1,439,265 shares of Common Stock

John R. Plachetka also has:

(i) Sole power to vote or to direct the vote of:

2,940,403 shares of Common Stock

(ii) Sole power to dispose or to direct the disposition of:

2,940,403 shares of Common Stock

Item 5.	Ownership of Five Percent or Less of a Class.

N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

N/A

Item 8.	Identification and Classification of Members of the Group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certifications.

N/A

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CUSIP No. 73941U102		Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

	By:	/s/ John R. Plachetka
John R. Plachetka
Dated: February 13, 2007

	By:	/s/ Clare A. Plachetka
Clare A. Plachetka
Dated: February 13, 2007